Exhibit 4(l)

AMENDMENT

TO THE

TWOFOLD PHOTOS, INC.

2003 COMMON STOCK INCENTIVE PLAN

Pursuant to the authority reserved to the Board of Directors (the “Board”) of CNET Networks, Inc. (the “Company”), a Delaware corporation, under Section 14(a) of the Twofold Photos, Inc. 2003 Common Stock Incentive Plan (the “Plan”), the Board hereby amends the Plan as follows.

1. Effective as of March 14, 2007, the definition of “Fair Market Value”, as set forth in Section 2(q) of the Plan, shall be amended in to read in its entirety as follows:

“(q) “Fair Market Value” means, as of any date, the value of a share of Common Stock determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system for such date, or if no bids or sales were reported for such date, then the closing sales price (or the closing bid, if no sales were reported) on the trading date immediately prior to such date during which a bid or sale occurred, in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, Fair Market Value shall be the mean of the closing bid and asked prices for the Shares on such date, or if no closing bid and asked prices were reported for such date, the date immediately prior to such date during which closing bid and asked prices were quoted for the Shares, in each case, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Administrator.”

2. Effective as of March 14, 2007, Section 4 shall be amended to incorporate a new subsection following Section 4(d), to read in its entirety as follows:

“(e) Delegation of Authority to Grant Awards. The Board or the Committee may, but need not, delegate from time to time some or all of its authority to grant Awards under the Plan to a committee consisting of one or more members of the Board or the Committee or of one or more officers of the Company; provided, however, that neither the Board nor the Committee may delegate its authority to grant Awards to individuals who are (a) subject on the date of the grant to the reporting rules under Section 16(a) of the Exchange Act, (b) designated by the Committee as a key Employee whose compensation for the fiscal year in which the key Employee is so designated or a future fiscal year may be subject to the limit on deductible compensation imposed by Section

162(m) of the Code, or (c) officers of the Company who are delegated authority by the Board or the Committee hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee specifies at the time of such delegation of authority and may be rescinded at any time by the Board or the Committee. At all times, any such committee appointed pursuant this Section 4(e) shall serve in such capacity at the pleasure of the Board and the Committee.”

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Executed on March 14, 2007.

CNET NETWORKS, INC.

By:	/s/ George Mazzotta

Title:	Chief Financial Officer